     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2001
                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                              CALPINE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                           4911                          77-0212977
(STATES OR OTHER JURISDICTIONS    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
              OF                  CLASSIFICATION CODE NUMBERS)        IDENTIFICATION NUMBERS)
INCORPORATION OR ORGANIZATION)

                          50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 995-5115
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                PETER CARTWRIGHT
      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, CALPINE CORPORATION
                          50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 995-5115
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                                BRUCE C. BENNETT
                              COVINGTON & BURLING
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 841-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

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----------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS             AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
  OF SECURITIES TO BE REGISTERED         REGISTERED            PER UNIT              PRICE          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
share, of Calpine Corporation(1)...        151,176            $55.38(2)          $8,371,371(2)           $2,095
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes certain preferred stock purchase rights (the "Rights") associated with shares of the Common Stock of Calpine Corporation. Until the occurrence of certain prescribed events, none of which have occurred, the Rights are not exercisable, are evidenced by the certificate representing the Common Stock and will be transferred along with and only with the Common Stock.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low prices of Calpine's Common Stock as reported on The New York Stock Exchange on April 26, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 27, 2001

PROSPECTUS

                                 151,176 Shares

                              CALPINE CORPORATION

                                  Common Stock
                          (Par Value $.001 per share)

     This prospectus relates to the resales of shares of common stock of Calpine Corporation, a Delaware corporation, by the selling holders named in this prospectus. The shares have been issued to the former shareholders of WRMS Engineering, Inc., a California corporation, in connection with our acquisition of WRMS. We will not receive any cash proceeds from this offering.

     Up to 151,176 shares of the common stock offered hereby may be resold by the selling holders named in this prospectus. The selling holders will receive all of the proceeds from the sale of the securities and will pay all expenses incident to the offer and sale of the common stock, including any underwriting discounts and selling commissions applicable to any sale. The selling holders and any broker-dealers, agents or underwriters that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commission or discounts under the Securities Act.

     We are paying all expenses of registration incurred in connection with this offering, other than underwriter commissions and similar selling fees and transfer costs.

     Calpine's common stock is traded on The New York Stock Exchange under the symbol "CPN." On April 26, 2001, the last reported sales price of the common stock on that exchange was $54.99. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars.

     INVESTING IN CALPINE'S COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 27, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
The Company.................................................    1
Risk Factors................................................    7
Where You Can Find More Information.........................    7
Forward-Looking Statements..................................    8
Use of Proceeds.............................................    9
Selling Holders.............................................    9
Plan of Distribution........................................   10
Description of Our Capital Stock............................   10
Certain United States Federal Income Tax Consequences.......   14
Legal Matters...............................................   17
Independent Public Accountants..............................   17

                           -------------------------

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process.

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     The prospectus incorporates business and financial information about us that is not included in or delivered with the document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: LISA M. BODENSTEINER, ASSISTANT SECRETARY,
TELEPHONE: (408) 995-5115.

     Unless we have indicated otherwise, references in this prospectus to "Calpine," "we," "us," and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries.

                                  THE COMPANY

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 50 power plants having a net capacity of 5,849 megawatts. We also have 27 gas-fired projects under construction having a net capacity of 14,596 megawatts and have announced plans to develop 31 gas-fired projects (power plants and expansions of current facilities) with a net capacity of 17,535 megawatts. Upon completion of the projects under construction, we will have interests in 76 power plants located in 21 states and Alberta, Canada having a net capacity of 20,445 megawatts. Of this total generating capacity, 96% will be attributable to gas-fired facilities and 4% will be attributable to geothermal facilities. As a result of our expansion program, our revenues, cash flow, earnings and assets have grown significantly over the last five years, as shown in the table below. This information does not reflect any impact on our financial position or results of operations that will result from our April 19, 2001 business combination with Encal Energy Ltd. that is to be accounted for using the pooling of interests method of accounting.

                                                                             COMPOUND ANNUAL
                                                       1996        2000        GROWTH RATE
                                                     ---------   ---------   ---------------
                                                     (DOLLARS IN MILLIONS)
Total Revenue......................................  $  214.6    $2,282.8          81%
Net Income.........................................      18.7       323.5         104%
Total Assets.......................................   1,031.4     9,737.3          75%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management, power marketing and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $215 billion of electricity sales in 2000 produced by an aggregate base of power generation facilities with a capacity of approximately 860,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end-users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our growth strategy, we utilize our management and technical knowledge to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource production, acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development of new and expansion of existing power plants. We are actively pursuing the development of new, and expansion of both baseload and peaking capacity at our existing, highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of existing power plants. We continually seek to maximize the power generation and revenue potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

ACQUISITION OF WRMS

     On April 3, 2001, we acquired all of the common shares of WRMS Engineering, Inc. ("WRMS"), a San Jose, California-based engineering and architectural firm specializing in critical use facilities for the commercial, industrial and governmental sectors, including hospitals, bio-research facilities, telecommunication and data centers, fossil fuel plants and waste treatment facilities, through a stock-for-stock exchange in which WRMS shareholders will receive a total of 151,176 shares of Calpine common stock. The aggregate value of the transaction is approximately U.S. $7.5 million, excluding the assumed indebtedness of WRMS. The Registration Statement of which this prospectus is a part is being filed with the SEC in order to register shares of our common stock to allow for resales of such common stock by selling holders who are officers of WRMS.

RECENT DEVELOPMENTS

     In addition to the recent developments described below, please see the recent developments described in Calpine's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.

     Issuance of Securities. On April 30, 2001, we completed the sale of $850 million of zero coupon convertible debentures due 2021 in a private placement under Rule 144A. The securities will be convertible into Calpine common shares at a price of $75.35. In addition, we granted the underwriter an over-allotment option for $150 million of debentures. Proceeds from the offering will be used to extinguish certain project finance debt and for working capital and general corporate purposes.

     First Quarter 2001 Earnings. On April 26, 2001, we announced earnings for the quarter ended March 31, 2001. Net income was $94.8 million for the quarter ended March 31, 2001, representing a 424% increase over 2000 first quarter net income of $18.1 million. Diluted earnings per share for the first quarter rose 329% to $0.30 per share, from $0.07 per share for the same period last year. Revenue for the quarter increased 410% to $1.2 billion, from $235.4 million a year ago. Total assets at March 31, 2001 were approximately $11.5 billion as compared to $9.7 billion at December 31, 2000. Earnings for the quarter benefited primarily from the continued execution of our strategy to acquire and build low-cost generation facilities in key power markets throughout the United States where supply is insufficient to meet the rising demand for power and from the continued optimization of these assets through our vertically integrated organization. These first quarter results do not reflect any impact on our financial position or results of operations that will result from our April 19, 2001 business combination with Encal Energy Ltd. that is to be accounted for using the pooling of interests method of accounting.

     Acquisition of Encal Energy Ltd. On April 19, 2001, we closed the acquisition of all of the common shares of Encal Energy, Ltd., a Calgary, Alberta-based natural gas and petroleum exploration and development company, through a stock-for-stock exchange in which Encal shareholders received, in exchange for each share of Encal common stock, .1493 shares of Calpine common equivalent shares of Calpine's subsidiary, Calpine Canada Holdings Ltd. A total of 16,603,633 Calpine common equivalent shares were issued to Encal shareholders in exchange for their Encal common stock. Each Calpine common equivalent share is exchangeable for one share of Calpine common stock. The aggregate value of the transaction is approximately U.S. $1.1 billion, including the assumed indebtedness of Encal. With the addition of Encal's assets, which currently produce approximately 230 million cubic feet of gas equivalent ("mmcfe") per day, net of royalties, our net production is expected to increase to 390 mmcfe per day in North America, enough to fuel approximately 2,300 megawatts of our power fleet.

     California Power Market. The deregulation of the California power market has produced significant unanticipated results in the past year. The deregulation froze the rates that utilities can charge their retail and business customers in California and prohibited the utilities from buying power on a forward basis, while wholesale power prices were not subjected to limits.

     In the past year, a series of factors have reduced the supply of power to California, which has resulted in wholesale power prices that have been significantly higher than historical levels. Several factors contributed to this increase. These included:

     - significantly increased volatility in prices and supplies of natural gas;

     - an unusually dry fall and winter in the Pacific Northwest, which reduced the amount of available hydroelectric power from that region (typically, California imports a portion of its power from this source);

     - the large number of power generating facilities in California nearing the end of their useful lives, resulting in increased downtime (either for repairs or because they have exhausted their air pollution credits and replacement credits have become too costly to acquire on the secondary market); and

     - continued obstacles to new power plant construction in California, which deprived the market of new power sources that could have, in part, ameliorated the adverse effects of the foregoing factors.

     As a result of this situation, two major California utilities that are subject to the retail rate freeze, including Pacific Gas & Electric Company ("PG&E"), have faced wholesale prices that far exceed the retail prices they are permitted to charge. This has led to significant under-recovery of costs by these utilities. As a consequence, these utilities have defaulted under a variety of contractual obligations, including payment obligations to power generators. PG&E has defaulted on payment obligations to Calpine under Calpine's long-term qualifying facility ("QF") contracts, which are subject to federal regulation under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). On April 6, 2001, PG&E filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As of April 6, 2001, we had recorded approximately $270 million in accounts receivable with PG&E, plus a $69 million note receivable not yet due and payable. We are currently selling power to PG&E pursuant to long-term QF contracts, and PG&E is paying on a current basis for these purchases since its bankruptcy filing. We have discussed the PG&E situation with its independent advisors. Based upon public statements made by PG&E since its bankruptcy filing, and the favorable pricing under Calpine's QF contracts, we are confident that PG&E will pay us for all past due power sales. However, the timing of any such payments cannot be predicted. We recognize that uncertainty exists with respect to the outcome of the PG&E bankruptcy, but we have no reasonable basis at this time to estimate any potential loss with respect to these receivables. Therefore, we have not provided for a reserve against collection uncertainties for these receivables at this time. However, we continue to monitor this situation and will consider any additional facts as they arise. For additional information, including information on certain receivables, see notes 15 and 19 of the Notes to Consolidated Financial Statements incorporated by reference herein.

     The QF contracts are in place at eleven of our facilities and represent nearly 600 megawatts of electricity for Northern California customers. The QF contracts provide that the California Public Utilities Commission ("CPUC") has the authority to determine the appropriate utility "avoided cost" to be used to set energy payments for certain QF contracts, including those for all of our QF plants in California which sell power to PG&E. Section 390 of the California Public Utility Code provided QFs the option to elect to receive energy payments based on the California Power Exchange ("PX") market clearing price. In mid-2000, our QF facilities elected this option and were paid based upon the PX zonal day ahead clearing price ("PX Price") from summer 2000 until January 19, 2001, when the PX ceased operating a day ahead market. Since that time, the CPUC has ordered that the price to be paid for energy deliveries by QFs electing the PX Price shall be based on a natural gas cost-based "transition formula." The CPUC has conducted proceedings to determine whether the PX Price was the appropriate price for the energy component upon which to base payments to QFs which had elected the PX based pricing option. It is possible that the CPUC could order a payment adjustment based on a different energy price determination. We believe that the PX Price was the appropriate price for energy payments but there can be no assurance that this will be the outcome of the CPUC proceedings. California has adopted legislation permitting it to issue long-term revenue bonds to provide funding for wholesale purchases of power. The bonds will be repaid with the proceeds of payments by retail customers over time. The California Department of Water Resources ("DWR") sought bids for long-term power supply contracts. Calpine successfully bid in that auction, and recently announced, as indicated below, that we have signed three long-term power supply contracts with DWR.

     On February 7, 2001, we announced the signing of a 10-year, $4.6 billion fixed-price contract with DWR to provide electricity to the State of California. We committed to sell up to 1,000 megawatts of electricity, with initial deliveries of 200 megawatts starting October 1, 2001, and increasing to 1,000 megawatts by January 1, 2004. This contract will continue through 2011. The electricity will be sold directly to DWR on a 24-hour, 7-day-a-week basis.

     On February 28, 2001, we announced the signing of two long-term power sales contracts with DWR. Under the terms of the first contract, a $5.2 billion, 10-year, fixed-price contract, we committed to sell up to 1,000 megawatts of generation. Initial deliveries are scheduled to begin July 1, 2001 with 200 megawatts and increase to 1,000 megawatts by as early as July 2002. Under the terms of the second contract, a 20-year contract totaling up to $3.1 billion, we will supply DWR with up to 495 megawatts of peaking generation, beginning with 90 megawatts as early as August 2001, and increasing up to 495 megawatts as early as August 2002.

     On March 13, 2001, we announced the signing of a two-month deal to provide 555 megawatts of electricity to DWR from our new South Point Energy Center during plant testing, effective immediately through May 15, 2001.

     FERC Investigation into California Wholesale Markets. Beginning in May 2000, wholesale energy prices in the California markets increased to levels well above 1999 levels. In response, on June 28, 2000, the ISO Board of Governors reduced the price cap applicable to the ISO's wholesale energy and ancillary services markets from $750/MWh to $500/MWh. The ISO subsequently reduced the price cap to $250/MWh on August 1, 2000. During this period, however, the California Power Exchange Corporation ("PX") maintained a separate price cap set at a much higher level applicable to the "day-ahead" and "day-of" markets administered by the PX. On August 23, 2000, the FERC denied a complaint filed August 2, 2000 by San Diego Gas & Electric Company ("SDG&E") that sought to extend the ISO's $250 price cap to all California energy and ancillary service markets, not just the markets administered by the ISO. However, in its order denying the relief sought by SDG&E, the FERC instructed its staff to initiate an investigation of the California power markets and to report its findings to the FERC and held further hearing procedures in abeyance pending the outcome of this investigation.

     On November 1, 2000, the FERC released a Staff Report detailing the results of the Staff investigation, together with an "Order Proposing Remedies for California Wholesale Markets" ("November 1 Order"). In the November 1 Order, the FERC found that the California power market structure and market rules were seriously flawed, and that these flaws, together with short supply relative to demand, resulted in unusually high energy prices. The November 1 Order proposed specific remedies to the identified market flaws, including: (a) imposition of a so-called "soft" price cap at $150/MWh to be applied to both the PX and ISO markets, which would allow bids above $150/MWh to be accepted, but will subject such bids to certain reporting obligations requiring sellers to provide cost data and/or identify applicable opportunity costs and specifying that such bids may not set the overall market clearing price, (b) elimination of the requirement that the California utilities sell into and buy from the PX, (c) establishment of independent non-stakeholder governing boards for the ISO and the PX, and (d) establishment of penalty charges for scheduling deviations outside of a prescribed range. In the November 1 Order the FERC established October 2, 2000, the date 60 days after the filing of the SDG&E complaint, as the "refund effective date." Under the November 1 Order, rates charged for service after that date through December 31, 2002 will remain subject to refund if determined by the FERC not to be just and reasonable. While the FERC concluded that the Federal Power Act and prior court decisions interpreting that act strongly suggested that refunds would not be permissible for charges in the period prior to October 2, 2000, it noted that it was willing to explore proposals for equitable relief with respect to charges made in that period. All of our receivables from PG&E relate to energy generated by QF facilities. Under FERC regulations, QF contracts are exempt from regulation under the Federal Power Act, which is the legislation that provides the authority for the FERC to compel refunds or frame other equitable relief with respect to the California wholesale markets. See "Government Regulation -- Federal Energy
Regulation -- Federal Power Act Regulation" set forth in our Annual Report on Form 10K for the year ended December 31, 2000. Therefore, we believe that any refund or other equitable remedy that the FERC may impose with respect to the California wholesale markets will not affect our ability to pursue payment by PG&E of all past due amounts as described above.

     On December 15, 2000, the FERC issued a subsequent order that affirmed in large measure the November 1 Order (the "December 15 Order"). Various parties have filed requests for administrative rehearing and for judicial review of aspects of the FERC's December 15 Order. The outcome of these proceedings, and the extent to which the FERC or a reviewing court may revise aspects of the December 15 Order or the extent to which these proceedings may result in a refund of or reduction in the amounts charged by the our subsidiaries for power sold in the ISO and PX markets, cannot be determined at this time.

CAPITALIZATION

     The following table sets forth, as of December 31, 2000, (1) the actual consolidated capitalization of Calpine; and (2) the consolidated capitalization of Calpine as adjusted to reflect the net effect of (a) the sale of $1.15 billion of our 8 1/2% Senior Notes due 2011, (b) the business combination with Encal, (c) the sale of $1.5 billion of our 8 1/2% Senior Notes due 2008 of our subsidiary Calpine Canada Energy Finance ULC, guaranteed by us, (d) the sale of $850 million in aggregate principal amount of zero-coupon convertible debentures due 2021, and (e) the acquisition of WRMS, including the issuance of our common stock offered thereby. The adjustments do not reflect normal day-to-day operations. This table should be read in conjunction with the consolidated financial statements and related notes thereto and the unaudited pro forma combined condensed financial statements and related notes thereto included or incorporated by reference in this prospectus.

                                                                  DECEMBER 31, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
LONG-TERM DEBT:
  Notes payable, net of current portion.....................  $  195,862    $    51,718
  Project financing, net of current portion.................   1,473,869        328,869
  Senior notes..............................................   2,551,750      5,096,750
  Zero-coupon convertible debentures due 2021...............          --        850,000
  Capital lease obligation, net of current portion..........     208,876        208,876
                                                              ----------    -----------
       Total long-term debt.................................   4,430,357      6,536,213
                                                              ----------    -----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................   1,122,490      1,122,490
Minority interests..........................................      37,576         37,576
                                                              ----------    -----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value:
     10,000,000 shares authorized; no shares outstanding,
      actual; and one share outstanding, as adjusted........          --             --
                                                              ----------    -----------
  Common stock, $.001 par value:
     500,000,000 shares authorized, 283,715,058 shares
      outstanding, actual; and 300,469,867 shares
      outstanding, as adjusted..............................         284            300
  Additional paid-in capital................................   1,700,505      1,904,487
  Retained earnings.........................................     536,617        512,636
  Accumulated other comprehensive loss......................        (632)       (21,282)
                                                              ----------    -----------
       Total stockholders' equity...........................   2,236,774      2,396,141
                                                              ----------    -----------
       Total capitalization.................................  $7,827,197    $10,092,420
                                                              ==========    ===========

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115, and our home page on the World Wide Web is at http://www.calpine.com. The contents of our website are not part of this prospectus.

                                  RISK FACTORS

     Investing in our common stock involves risk. In addition to the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus, you should carefully consider the other information contained or incorporated by reference in this prospectus, before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's Web site at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is otherwise terminated:

     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       2000;

     - Calpine's Current Reports on Form 8-K dated February 6, 2001, April 9, 2001, April 19, 2001 and April 26, 2001; and

     - The description of Calpine's common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on August 20, 1996, pursuant to Section 12 of the Securities Exchange Act.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are:

     - changes in government regulations, including pending changes in California, and anticipated deregulation of the electric energy industry;

     - commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations;

     - cost estimates are preliminary and actual costs may be higher than estimated;

     - the assurance that the Company will develop additional plants;

     - a competitor's development of a lower-cost generating gas-fired power plant;

     - the risks associated with marketing and selling power from power plants in the newly competitive energy market;

     - the risks associated with marketing and selling combustion turbine parts and components in the competitive combustion turbine parts market;

     - the risks associated with engineering, designing and manufacturing combustion turbine parts and components;

     - delivery and performance risks associated with combustion turbine parts and components attributable to production, quality control, suppliers and transportation;

     - the successful exploitation of an oil or gas resource that ultimately depends upon the geology of the resource, the total amount and cost to develop recoverable reserves, and operational factors relating to the extraction of natural gas;

     - the uncertainty of the California power market. Our management is working closely with a number of parties to resolve the current uncertainty. This is an ongoing process and, therefore, the outcome cannot be predicted. It is possible that any such outcome will include changes in government regulations, business and contractual relationships or other factors that could materially affect us, however, our management believes that a final resolution will not have a material adverse impact on us; and

     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in "Risk Factors" and in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     We will not receive any cash proceeds upon the resale of our common stock registered by this prospectus. The selling holders will receive all of the net proceeds of the resales.

                                SELLING HOLDERS

     The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed below that are issued to such selling holders. The selling holders may also elect not to sell any common stock held by them. The term "selling holders" refers to the holders listed below. Only those shares of common stock listed below may be offered for resale by the selling holders pursuant to this prospectus.

     The selling holders may offer and sell any or all of the common stock listed below by using this prospectus. Because the selling holders may offer all or only some portion of the common stock listed in the table, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling holders upon termination of this offering. In addition, the selling holders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information regarding their ownership of the common stock included herein.

     The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling holders that may be offered for the selling holders' accounts pursuant to this prospectus. We prepared the table based on information supplied to us by the selling holders.

                                          NUMBER OF SHARES OF                            NUMBER OF SHARES OF
                                              COMMON STOCK                                  COMMON STOCK
                                           BENEFICIALLY OWNED       NUMBER OF SHARES     BENEFICIALLY OWNED
           SELLING HOLDERS              PRIOR TO THE OFFERING(1)    BEING OFFERED(1)    AFTER THE OFFERING(1)
           ---------------              ------------------------    ----------------    ---------------------
Michael Rojansky......................           37,794                  37,794                   0
James R. Rowland & Elizabeth J.
  Brusnahan...........................           15,117                  15,117                   0
Patrick H. Ryan.......................           15,117                  15,117                   0
David W. Winn.........................           83,148                  83,148                   0

-------------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The selling holders have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. For purposes of this table, we have assumed that the selling holders will offer and sell all of the shares of our common stock they receive upon the exchange of their WRMS shares, however, the selling holders may offer and/or sell less than all of such shares of common stock.

     On April 3, 2001, certain of the selling holders entered into employment agreements with us. David Winn became a Senior Vice President of Calpine and Patrick Ryan, Michael Rojansky and James Rowland each became Vice Presidents of Calpine. The selling holders are also officers of our affiliate WRMS. David Winn is President of WRMS and Michael Rojansky is Chief Operating Officer of WRMS. James Rowland and Patrick Ryan are both Vice Presidents of WRMS.

     To our knowledge, other than their stock ownership described in the above table and their employment with us and WRMS described above, the selling holders have had no position, office or material relationship with Calpine or any of its predecessors or affiliates within the past three years.

                              PLAN OF DISTRIBUTION

     The selling holders may offer and sell the shares of our common stock referred to above under "Selling Holders" from time to time directly to purchasers. Alternatively, the selling holders may from time to time offer those shares of common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the common stock for whom they act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such common stock and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling holders' common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on such exchanges or in the over-the-counter market, or

     - through the writing and exercise of options.

     At the time a particular offering of the common stock is made by the selling holders, such selling holders must provide a copy of this prospectus, which sets forth the name of the selling holders and the aggregate amount of common stock being offered. To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     We have borne all fees and expenses incurred in connection with the registration of the common stock. The selling holders will pay all expenses incident to the offer and sale of the common stock, including any underwriting discounts, selling commissions or fees, stock transfer taxes or similar costs.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, which have been incorporated by reference or attached as exhibits to the Registration Statement of which this prospectus constitutes a part. The information provided below reflects the 2 for 1 split of our common stock that became effective on October 7, 1999, the 2 for 1 split of our common stock that became effective on June 8, 2000 and the 2 for 1 split of our common stock that became effective on November 14, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Pursuant to a rights agreement entered into in June of 1997, our shares of common stock outstanding prior to the occurrence of events specified in the rights agreement have certain preferred share purchase rights, which are set forth in more detail in the rights agreement incorporated by reference as an exhibit to the Registration Statement of which this prospectus constitutes a part. See "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law -- Rights Plan."

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on The New York Stock Exchange.

                                                            HIGH        LOW
                                                           -------    -------
1998
First Quarter............................................  $ 2.313    $ 1.594
Second Quarter...........................................    2.657      2.157
Third Quarter............................................    2.688      2.141
Fourth Quarter...........................................    3.453      2.196
1999
First Quarter............................................  $ 4.672    $ 3.157
Second Quarter...........................................    7.375      4.391
Third Quarter............................................   11.969      6.852
Fourth Quarter...........................................   16.375     10.633
2000
First Quarter............................................  $30.750    $16.094
Second Quarter...........................................   35.219     18.125
Third Quarter............................................   52.250     32.250
Fourth Quarter...........................................   52.969     32.250
2001
First Quarter............................................  $ 58.04    $ 29.00
Second Quarter (through April 26, 2001)..................  $ 56.25    $ 45.00

     As of April 26, 2001, there were approximately 678 holders of record of our common stock. On April 26, 2001, the last sale price reported on The New York Stock Exchange for our common stock was $54.99 per share.

DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

PREFERRED STOCK

     As of April 26, 2001, there was one share of preferred stock outstanding. The board of directors has the authority, without further vote or action by our stockholders, to issue from time to time up to

10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. The board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by our stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of the common stock.

     The board of directors has authorized the issuance of up to 500,000 shares of Series A Participating Preferred Stock, par value $.001 per share, pursuant to a rights plan adopted by our board of directors on June 5, 1997. On April 23, 2001, no shares of our participating preferred stock were outstanding. A description of the rights plan and the participating preferred stock is set forth under "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware -- Rights Plan," below.

     Upon consummation of the Encal acquisition, a series of preferred stock, consisting of one share, will be designated as special voting preferred stock, having a par value of $.001 per share and a liquidation preference of $.001. Except as otherwise required by law or our certificate of incorporation, the one share of special voting preferred stock will possess a number of votes for the election of directors and on all other matters submitted to a vote of our stockholders equal to the number of outstanding Calpine common equivalent shares issued by our wholly owned subsidiary from time to time and not owned by us or any entity controlled by us. The holders of our common stock and the holders of our special voting preferred stock will vote together as a single class on all matters on which holders of our common stock are eligible to vote. In the event of our liquidation, dissolution or winding-up, all outstanding Calpine common equivalent shares will automatically be exchanged for shares of our common stock, and the holders of special voting preferred stock will not be entitled to receive any of our assets available for distribution to our stockholders. The holders of special voting preferred stock will not be entitled to receive dividends. The share of special voting preferred stock will be issued to CIBC Mellon Trust Company, as trustee under a voting and exchange trust agreement among us, Calpine Canada and the trustee. At such time as the shares of special voting preferred stock have no votes attached to them because there are no Calpine common equivalent shares outstanding not owned by us or an entity controlled by us, the shares of special voting preferred stock will be canceled.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS, RIGHTS PLAN AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our certificate of incorporation and by-laws provide that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to voting together as a single class. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office. Further, the certificate of incorporation provides that any business combination (as defined therein) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The by-laws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of Calpine's capital stock. These provisions of the certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

     Rights Plan. On June 5, 1997, we adopted a stockholders' rights plan to strengthen our ability to protect our stockholders. The rights plan is designed to protect against abusive or coercive takeover tactics that are not in the best interests of Calpine or its stockholders. To implement the rights plan, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directed the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a "unit," of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $80.00 per unit, subject to adjustment. The rights become exercisable and trade independently from our common stock upon the public announcement of the acquisition by a person or group of 15% or more of our common stock, or ten days after commencement of a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Each unit purchased upon exercise of the rights will be entitled to a dividend equal to any dividend declared per share of common stock and will have one vote, voting together with the common stock. In the event of our liquidation, each share of the participating preferred stock will be entitled to any payment made per share of common stock.

     If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right's exercise price a number of the acquiring company's shares of common stock having a market value of twice the right's exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right's exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right's exercise price.

     The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances.

DELAWARE ANTI-TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder;

(2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or any of its direct or indirect majority-owned subsidiaries of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of Calpine's common stock. Unless otherwise stated, this summary deals only with common stock held as capital assets by U.S. holders. As used herein, "U.S. holders" are any beneficial owners of common stock, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, "non-U.S. holders" are holders of common stock that are, for United States federal income tax purposes (1) nonresident alien individuals; (2) foreign corporations; or (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States tax purposes) is a beneficial owner of common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of common stock that is a partnership and partners in such partnership, should consult their tax advisers about the United States federal income tax consequences of holding and disposing of the common stock. This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss common stock held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the common stock. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the common stock. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly on a retroactive basis.

     YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CALPINE COMMON STOCK.

U.S. HOLDERS OF COMMON STOCK

Dividends

     The amount of any distribution we make in respect of Calpine's common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock and thereafter as gain from the sale or exchange of such stock as described below.

     In general, a dividend distribution to a corporate holder will qualify for the 70% dividends-received deduction if the holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). The dividends received deduction is subject to certain holding period, taxable income, and other limitations. In addition, the benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax.

Sale or Exchange of Common Stock

     Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common stock. In the case of a holder other than a corporation, the maximum marginal United States federal income tax rate applicable to such gain is 20% if such holder's holding period for such common stock exceeds one year. A holder's basis in the common stock is generally equal to its initial purchase price.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock, and a 31% backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF COMMON STOCK

     The rules governing United States federal income taxation of a beneficial owner of common stock that is a non-U.S. holder are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the common stock, including any reporting requirements.

Dividends

     Distributions by us with respect to the common stock that are treated as dividends paid (or deemed paid), as described above under "Dividends," to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor.

     A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Exchange of Common Stock

     Subject to the discussion below regarding "Foreign Investment in Real Property Tax Act," a non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates or (4) in the event that Calpine is characterized as a United States real property holding corporation (see discussion below under "Foreign Investment in Real Property Tax Act"), the non-U.S. holder's beneficial and/or constructive ownership of common stock exceeds 5% of the total fair market value of the common stock.

Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. If paid to an address outside the United States, dividends on common stock held by a non-U.S. holder may be subject to the information reporting and backup withholding requirements described in this section unless certain certification requirements are satisfied.

Foreign Investment in Real Property Tax Act

     Under the Foreign Investment in Real Property Tax Act, any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." We believe that we are likely to be classified as a "United States real property holding corporation" and we can give no assurance that we will not continue to be classified as a United States real property holding corporation. However, so long as our stock is regularly traded on an established securities market, an exemption should apply to the common stock except with respect to a non-U.S. holder whose beneficial and/or constructive ownership of common stock exceeds 5% of the total fair market value of the common stock. Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-U.S. holder who sells or otherwise disposes of common stock may be required to inform its transferee whether such common stock constitutes a United States real property interest.

     The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

                                 LEGAL MATTERS

     The validity of the shares of our common stock issuable hereunder will be passed upon for us by Covington & Burling, New York, New York.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Calpine's audited financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by Calpine in connection with issuance and distribution of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC registration statement filing fee.......................  $  2,095
Accounting fees and expenses................................    25,000
Legal fees and expenses.....................................    25,000
Printing fees...............................................    25,000
Transfer agent fees.........................................     5,000
Miscellaneous...............................................    17,905
                                                              --------
  Total.....................................................  $100,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with Delaware Law, the certificate of incorporation of Calpine contains a provision to limit the personal liability of the directors of Calpine for violations of their fiduciary duty. This provision eliminates each director's liability to Calpine or its stockholders for monetary damages except
(i) for any breach of the director's duty of loyalty to Calpine or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. The certificate of incorporation further provides that, if the Delaware Law is amended to further reduce the liability of a corporation's directors for breaches of fiduciary duty, then a director of Calpine shall not be liable for any such breach to the fullest extent permitted by the law as so amended.

     Article Ten of the bylaws of Calpine provides for indemnification of the officers and directors of Calpine to the fullest extent permitted by applicable law.

     Calpine has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware Law and Calpine's bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against Calpine or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by Calpine, and Calpine would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of Calpine but would be offset by Calpine's obligations to the director or officer under the indemnification agreement. In addition, the directors of Calpine are insured under officers and directors liability insurance policies.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  +3.1    Amended and Restated Certificate of Incorporation of Calpine
          Corporation(a)
  +3.2    Amended and Restated By-Laws of Calpine Corporation(b)
  +4.1    Rights Agreement, dated as of June 5, 1997, between Calpine
          Corporation and First Chicago Trust Company of New York as
          rights agent(c)
 ++4.2    Registration Rights Agreement, dated as of April 3, 2001,
          between Calpine Corporation and the parties listed on
          Schedule I
 ++5.1    Opinion of Covington & Burling
++23.1    Consent of Arthur Andersen LLP, independent public
          accountants
++23.2    Consent of Covington & Burling (included in Opinion set
          forth as Item 5.1)
++24.1    Power of Attorney of Officers and Directors of Calpine
          Corporation (set forth on the signature pages of this
          Registration Statement)

-------------------------
 *  To be filed by amendment.

 +  Previously filed or incorporated by reference.

 ++  Filed herewith.

(a) Incorporated by reference to Calpine's Registration Statement on Form S-3 filed with the SEC on March 8, 2001 and amended by Calpine's Registration Statement on Form S-3/A filed with the SEC on April 17, 2001 (File No. 333-56712).

(b) Incorporated by reference to Calpine's Annual Report on Form 10-K dated December 31, 1999 and filed on February 29, 2000 (File No. 001-12079).

(c) Incorporated by reference to Calpine's Registration Statement on Form 8-A filed with the SEC on June 18, 1997 and amended by the Corporation's Registration Statement on Form 8-A/A filed with the SEC on June 24, 1997 (File No. 001-12079).

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on this 27th day of April, 2001.

                                      CALPINE CORPORATION

                                      By:         /s/ ANN B. CURTIS
                                         ---------------------------------------
                                                      Ann B. Curtis
                                                Executive Vice President
                                               and Chief Financial Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

     That the undersigned officers and directors of Calpine Corporation do hereby constitute and appoint Peter Cartwright and Ann B. Curtis, and each of them, the lawful attorney and agent or attorneys and agents with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or either of them, determine may be necessary or advisable or required to enable Calpine Corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement on Form S-3. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his or her name.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                /s/ PETER CARTWRIGHT                      Chairman, President, Chief     April 27, 2001
-----------------------------------------------------   Executive Officer and Director
                  Peter Cartwright

                  /s/ ANN B. CURTIS                    Executive Vice President, Chief   April 27, 2001
-----------------------------------------------------   Financial Officer and Director
                    Ann B. Curtis

              /s/ CHARLES B. CLARK, JR.                 Vice President and Controller,   April 27, 2001
-----------------------------------------------------      Chief Accounting Officer
                Charles B. Clark, Jr.

                /s/ JEFFREY E. GARTEN                              Director              April 27, 2001
-----------------------------------------------------
                  Jeffrey E. Garten

                /s/ MICHAEL P. POLSKY                              Director              April 27, 2001
-----------------------------------------------------
                  Michael P. Polsky

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                 /s/ SUSAN C. SCHWAB                               Director              April 27, 2001
-----------------------------------------------------
                   Susan C. Schwab

               /s/ GEORGE J. STATHAKIS                             Director              April 27, 2001
-----------------------------------------------------
                 George J. Stathakis

                                                                   Director              April 27, 2001
-----------------------------------------------------
                   John O. Wilson

                /s/ V. ORVILLE WRIGHT                              Director              April 27, 2001
-----------------------------------------------------
                  V. Orville Wright

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  +3.1     Amended and Restated Certificate of Incorporation of Calpine
           Corporation(a)
  +3.2     Amended and Restated By-laws of Calpine Corporation(b)
  +4.1     Rights Agreement, dated as of June 5, 1997, between Calpine
           Corporation and First Chicago Trust Company of New York as
           rights agent(c)
 ++4.2     Registration Rights Agreement, dated as of April 3, 2001,
           between Calpine Corporation and the parties listed on
           Schedule I
 ++5.1     Opinion of Covington & Burling
++23.1     Consent of Arthur Andersen LLP, independent public
           accountants
++23.2     Consent of Covington & Burling (included in Opinion set
           forth as Item 5.1)
++24.1     Power of Attorney of Officers and Directors of Calpine
           Corporation (set forth on the signature pages of this
           Registration Statement)

-------------------------
 *  To be filed by amendment.

 +  Previously filed or incorporated by reference.

 ++  Filed herewith.

(a) Incorporated by reference to Calpine's Registration Statement on Form S-3 filed with the SEC on March 8, 2001 and amended by Calpine's Registration Statement on Form S-3/A filed with the SEC on April 17, 2001 (File No. 333-56712).

(b) Incorporated by reference to Calpine's Annual Report on Form 10-K dated December 31, 1999 and filed on February 29, 2000 (File No. 001-12079).

(c) Incorporated by reference to Calpine's Registration Statement on Form 8-A filed with the SEC on June 18, 1997 and amended by the Corporation's Registration Statement on Form 8-A/A filed with the SEC on June 24, 1997 (File No. 001-12079).